SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)
NEW CONCEPT ENERGY, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
643611-10-6

(CUSIP Number)
Steven C. Metzger
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
214-740-5030
214-523-3838 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
May 10, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [   ].
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 643611-10-6

1)	Names of Reporting Persons
Arcadian Energy, Inc. (formerly International Health Products, Inc.)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3)	SEC Use Only

WC/OO
4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

U.S.
6)	Citizenship or Place of Organization

Number of
Shares Bene-
ficially
Owned by
Each Report-
ing Person
With
127,968
7)	Sole Voting Power

-0-
8)	Shared Voting Power

127,968
9)	Sole Dispositive Power

-0-
10)	Shared Dispositive Power

992,038
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

50.95%
13)	Percent of Class Represented by Amount in Row (11)

CO
14)	Type of Reporting Person (See Instructions)

CUSIP No. 643611-10-6

1)	Names of Reporting Persons
TacCo Financial, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3)	SEC Use Only

WC/OO
4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

Nevada
6)	Citizenship or Place of Organization

Number of
Shares Bene-
ficially
Owned by
Each Report-
ing Person
With
500
7)	Sole Voting Power

-0-
8)	Shared Voting Power

500
9)	Sole Dispositive Power

-0-
10)	Shared Dispositive Power

500
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

0.03%
13)	Percent of Class Represented by Amount in Row (11)

CO
14)	Type of Reporting Person (See Instructions)

CUSIP No. 643611-10-6

1)	Names of Reporting Persons
URC Energy LLC,

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3)	SEC Use Only

AF/OO
4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

Nevada
6)	Citizenship or Place of Organization

Number of
Shares Bene-
ficially
Owned by
Each Report-
ing Person
With
864,070
7)	Sole Voting Power

-0-
8)	Shared Voting Power

864,070
9)	Sole Dispositive Power

-0-
10)	Shared Dispositive Power

864,070
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

44.38%
13)	Percent of Class Represented by Amount in Row (11)

OO
14)	Type of Reporting Person (See Instructions)

CUSIP No. 643611-10-6

1)	Names of Reporting Persons
West Go Green, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3)	SEC Use Only

AF/OO
4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

Nevada
6)	Citizenship or Place of Organization

Number of
Shares Bene-
ficially
Owned by
Each Report-
ing Person
With
-0-
7)	Sole Voting Power

-0-
8)	Shared Voting Power

-0-
9)	Sole Dispositive Power

-0-
10)	Shared Dispositive Power

-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

0%
13)	Percent of Class Represented by Amount in Row (11)

OO
14)	Type of Reporting Person (See Instructions)

Item 1. Security and Issuer
               This Amendment No. 17 to Statement on Schedule 13D (this “Amendment No. 17”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of New Concept Energy, Inc. (formerly CabelTel International Corporation), a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 16 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The name of the Issuer changed on May 21, 2008. The CUSIP number of the Shares is 643611-10-6. The Shares are currently listed and traded on the American Stock Exchange LLC.
               This Amendment No. 17 is being filed to reflect the disposition by a brokerage firm for a pledgee of Shares of one of the “Reporting Persons” of a total of 35,930 Shares (1.85%). Item 5 below.
Item 2. Identity and Background
               Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:
               (a)-(c) and (f). This Amendment No. 17 is being filed on behalf of Arcadian Energy, Inc. (formerly International Health Products, Inc.), a Nevada corporation (“AEI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), URC Energy LLC, a Nevada limited liability company (“URCELLC”), the sole member of which is AEI, and West Go Green LLC, a Nevada limited liability company (“WGGLLC”), the sole member of which is AEI. AEI, TFI, URCELLC and WGGLLC are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. AEI is owned by a trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). URCELLC’s sole and managing member is AEI. WGGLLC’s sole and managing member is AEI. AEI is managed by Craig E. Landess who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Landess consults on a regular basis with Mr. Phillips regarding investments in marketable securities by AEI. TFI’s day-to-day operations are managed by the same personnel who manage AEI’s day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. The principal office of each of the Reporting Persons is at 1750 Valley View Lane, Suite 440, Dallas, Texas 75234.
Item 5. Interest in Securities of the Issuer
               (a)           According to the latest information available as of May 12, 2011, the total number of issued and outstanding Shares is believed to be 1,946,935 Shares, and each of the Reporting Persons own and hold directly the following Shares as of June 14, 2011:

	No. of Shares	Approximate Percent
Name	Owned Directly	of Class
AEI	127,968	6.57%
TFI*	500	0.03%
URCELLC	864,070	44.38%
WGGLLC	-0-	-0-

TOTAL	992,538	50.98%

* TFI also holds exercisable rights under a Stock Option Agreement dated December 16, 2003 covering the right to purchase 40,000 Shares at $2.60 per Share.
               Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI; each of the directors of AEI may be deemed to beneficially own any Shares held by WGGLLC, URCELLC and AEI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of June 14, 2011:

Name of Director or		No. of Shares	Approximate
Manager	Entity	Beneficially Owned	Percent of Class
J.T. Tackett	TFI	500	0.03%
Craig E. Landess	AEI, URCELLC and WGGLLC	992,038	50.95%
Christina Morin	AEI, URCELLC and WGGLLC	992,038	50.95%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		992,538	50.98%

               (b)          Each of the directors of TFI share voting and dispositive power over the 500 Shares held directly by TFI. Craig E. Landess and Christina Morin, the two directors of AEI have voting and dispositive power over the 864,070 Shares held directly by URCELLC and over the 127,968 Shares held by AEI.
               (c)          During the sixty calendar days ended June 14, 2011, except for the disposition of 28,465 Shares described below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof. On the dates set forth below, Metropolitan National Bank (Arkansas) which holds a number of Shares owned by URCELLC pursuant to an accommodation pledge sold into the market an aggregate of 35,930 Shares at prices ranging from $2.69 per Share to $3.85 per Share as follows (such bank did not inform the Reporting Persons of any of such sales until Friday, June 3, 2011):

Liquidation Date
(No. Trades at same	Shares Liquidated	Per Share Liquidation	Total Liquidation
Price on Same Day)	Owned by URCELLC	Price	Price*

4/06/11	1,500	$3.85	$5,775.00

4/07/11	2,000	$3.75	$7,500.00

4/13/11 (6)	4,000	$3.70	$14,800.00

4/13/11 (2)	3,000	$3.80	$11,400.00

4/13/11	1,000	$3.7801	$3,780.10

4/25/11	900	$3.39	$3,051.00

4/26/11 (2)	400	$3.39	$1,356.00

4/27/11	290	$3.39	$983.10

4/29/11 (9)	2,000	$3.18	$6,360.00

4/29/11	1,000	$3.20	$3,200.00

5/02/11 (2)	800	$3.27	$2,616.00

5/05/11	200	$3.061	$612.20

5/05/11	1,300	$3.06	$3,978.00

5/05/11 (5)	1,900	$3.08	$5,852.00

5/06/11 (2)	600	$3.08	$1,848.00

5/10/11 (4)	1,516	$3.00	$4,548.00
[date more than 1% change]

5/17/11 (4)	1,000	$2.87	$2,870.00

5/18/11 (2)	500	$2.87	$1,435.00

5/18/11 (2)	2,500	$2.92	$7,300.00

5/18/11 (2)	984	$3.00	$2,952.00

5/18/11	300	$3.08	$924.00

5/19/11 (2)	125	$3.01	$376.25

5/20/11	50	$3.01	$150.50

6/06/11	600	$2.80	$1,680.00

6/10/11 (2)	1,500	$2.69	$4,035.00

6/10/11 (2)	2,000	$2.72	$5,440.00

6/13/11 (3)	2,000	$2.71	$5,420.00

6/13/11	1,965	$2.73	$5,364.45

TOTALS	35,930
* Excludes commissions on sales and is not the net proceeds received by such bank.
               (d)          No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons, except Metropolitan National Bank as to 264,070 Shares held pursuant to an accommodation pledge of such Shares.
               (e)           Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
               Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the next-last and second-last paragraphs thereof.
               Of the Shares owned by AEI, a total of 118,000 Shares are now held in a brokerage account and may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operating of any of which should not give any person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest cost under such arrangements vary with applicable costs and account balances.
               On January 15, 2010, effective December 31, 2009, WGGLLC sold and transferred 100,000 Shares of GBR to GO Green Fuel N.A., LP at a price of $6.90 per Share pursuant to a Securities Transfer Agreement effective December 31, 2009 (the “Agreement”). Pursuant to the Agreement, all of the 100,000 Shares of GBR Common Stock purchased by GO Green Fuel N.A., LP under the Agreement are subject to WGGLLC’s “Repurchase Option” for a period of three calendar years from the date of the Agreement expiring on December 31, 2012 pursuant to which WGGLLC has an irrevocable exclusive option to repurchase all or any portion of the 100,000 Shares of GBR Common Stock sold to Go Green Fuel N.A., LP pursuant to the Agreement at the original purchase price per Share of $6.90 per Share. Such Repurchase Option may be exercised by WGGLLC or its assignee by written notice to Go Green Fuel N.A., LP and at WGGLLC or its assignee’s option by delivery to Go Green Fuel N.A., LP with such notice of a check in the amount of the purchase price for the number of shares being repurchased. The Repurchase Option may be assigned and transferred by WGGLLC to any of its members or “affiliates” (defined to be an entity controlled by or under common control with WGGLLC) and notice of any such assignment and transfer of the Repurchase Option shall be given to Go Green Fuel N.A., LP at least two calendar days prior to the date of exercise of the Repurchase Option.
               On March 11, 2011, URCELLC executed an accommodation pledge of 300,000 Shares to Metropolitan Bank, an Arkansas state banking association as collateral for indebtedness of Prime Income Asset Management, LLC (“Prime”). Such bank liquidated 35,930 Shares as described in Item 5c above. At June 14, 2011, a total of 264,070 Shares owned by URCELLC remained subject to such accommodation pledge. URCELLC understands that any proceeds received by such bank from such liquidations will either be applied in reduction of the Prime debt or held as additional collateral.

               Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
               None.

SIGNATURES
               After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in This Amendment No. 17 to Schedule 13D is true, complete and correct.
               Dated: June 14, 2011

ARCADIAN ENERGY, INC.

By:	/s/ Craig E. Landess Craig E. Landess, President

TACCO FINANCIAL, INC.

By:	/s/ Craig E. Landess Craig E. Landess, Secretary

URC ENERGY LLC

By:	/s/ Craig E. Landess Craig E. Landess, President

WEST GO GREEN LLC

By:	/s/ Craig E. Landess Craig E. Landess, Manager